EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 12, 2014 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico as well as in the Yukon Territory and in British Columbia, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance

During the nine months ended September 30, 2014, the Company produced 2,616 tonnes of bulk silver/gold concentrate and recognized revenues of $15,583,261 on the sale of 2,622 tonnes of bulk silver/gold concentrate for a gross profit of $6,415,173. Metal prices for revenues recognized during the nine months ended September 30, 2014, weighted by dollar of revenue recognized, averaged US$19.55 per ounce of silver and US$1,279 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) for the nine months ended September 30, 2014 was $9.28 and $11.14 for San Gonzalo and Avino stockpiles respectively, resulting in a consolidated cash cost per AgEq ounce of $9.66. All-in sustaining cash cost per AgEq ounce for the nine months ended September 30, 2014 was $12.24 and $13.59 for San Gonzalo and Avino stockpiles respectively, resulting in consolidated all-in cash cost per AgEq ounce of $12.52. Processing and sale of material from the Avino stockpiles decreased during the third quarter of 2014 as the Company re-allocated capacity to processing the Avino Mine material for commissioning purposes.

The Company’s cash and cash equivalents at September 30, 2014 totaled $8,823,969 compared to $3,839,595 at December 31, 2013, while working capital totaled $11,785,069 compared to $5,950,740 at December 31, 2013.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2014 have been conducted on its Avino Property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares and is located approximately 80 km north-east of the city of Durango.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The Avino Property is equipped with a processing facility, which presently processes all output from the San Gonzalo Mine located on the property. In the third quarter of 2014, the Company also began processing material from the re-opened Avino Mine.

2014 Third Quarter Production Highlights

Production quantities aggregated from each of the Company’s operations for Q3 2014 compared to Q3 2013 are presented below. Production in both periods includes output from the San Gonzalo Mine (Circuit 1) and the Avino Mine stockpile operations, and production in the third quarter of 2014 includes output from the re-opened Avino Mine

	Q3 2014	Q3 2013	% Change	2014 YTD Totals
Total Silver Produced (oz.) calculated	217,024	178,651	21%	672,608
Total Gold Produced (oz.) calculated	1,105	869	27%	3,536
Total Copper Produced (Lbs) calculated	76,983	N/A	N/A	76,983
Total Silver Eq. Produced (oz) calculated*	298,381	232,964	28%	905,914

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third quarter of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

•	During Q3 2014, silver production was 217,024 ounces compared to 178,651 ounces during Q3 2013, an increase of 21%.

•	During Q3 2014, gold production was 1,105 ounces compared to 869 ounces during Q3 2013, an increase of 27%.

•
The increases are due to higher feed grades and better production recoveries at both San Gonzalo and the Avino Mine above ground stockpile operation as well as the transition to processing new material from the Avino Mine on September 1, 2014 as further discussed below.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Q3 2014 San Gonzalo Mine Production (Circuit 1)

Production quantities from Q3 2014 compared to Q3 2013 for the San Gonzalo Mine are as follows:

	Q3 2014	Q3 2013	Quarterly Change %	2014 YTD Totals
Tonnes Mined	19,841	7,832	153%	45,141
Underground Development (m)	1,146.2	981.3	17%	3,183.4
Exploration Drilling (m)	1,564.9	N/A	N/A	2,366.2
Total Mill Feed (dry tonnes)	19,726	19,351	2%	59,910
Average Daily Throughput (tpd)	224	217	3%	229
Days of Operation	88	89	-1%	262
Feed Grade Silver (g/t)	330	282	17%	339
Feed Grade Gold (g/t)	1.778	1.366	30%	1.886
Bulk Concentrate (dry tonnes)	685	610	12%	1,882
Bulk Concentrate Grade Silver (kg/t)	7.96	7.46	7%	9.05
Bulk Concentrate Grade Gold (g/t)	40.54	32.2	26%	46.47
Recovery Silver (%)	84	83	1%	84
Recovery Gold (%)	79	74	7%	77
Mill Availability (%)	96.5	95.1	1%	96.8
Total Silver Produced (kg)	5,450	4,548	20%	17,021
Total Gold Produced (g)	27,768	19,604	42%	87,431
Total Silver Produced (oz) calculated	175,211	146,215	20%	547,233
Total Gold Produced (oz) calculated	893	630	42%	2,811
Total Silver Equivalent Produced (oz) calculated	231,011	185,590	24%	722,919

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q3 2014 San Gonzalo Mine Production Highlights

•
Gold and silver feed grades increased by 30% and 17% respectively over the third quarter of 2013. Feed grades were slightly higher as the feed source was mainly from the 5th level as opposed to the lower-grade 4th level that was being mined in the third quarter of 2013.

•	Higher feed grades resulted in 12% more concentrate produced as well as higher silver and gold grades in the concentrate.

•	Gold and silver production increased by 42% and 20% respectively compared to the third quarter of 2013.

During the third quarter of 2014, San Gonzalo production came from levels 5 and 6 and from level 3 development material. Development of level 6 continued throughout the quarter and at the time of this MD&A, the main haulage ramp had advanced past the level 7 elevation of 2,043 metres by approximately 103 metres until being temporarily halted in favour of underground exploration drilling. At the time of this MD&A, construction of a sump to contain the water inflows at this level was almost complete and the sump should be ready for operation once the pumps are installed. Cross cutting from the ramp to the vein has been completed and drifting on the vein to the east and west has totaled in excess of 98 metres.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Assay Methods

Samples from level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of its QA/QC program during analysis of assays from level 6 sampling at San Gonzalo.

 Avino Mine Historical Stockpiles / Avino Mine (Circuit 2)

On September 1, 2014, Avino transitioned mill Circuit 2 to process new material taken from underground at the Avino Mine. Production from the first two months of the quarter was from the historic above ground Avino Mine stockpiles. Production quantities from Q3 2014 compared to Q3 2013 for mill Circuit 2 are as follows:

	Q3 2014	Q3 2013	Quarterly Change %	2014 YTD Totals
Underground Development (m)	211.4	N/A	N/A	211.4
Total Mill Feed – (dry tonnes)	19,845	18,279	9%	59,280
Average Daily Throughput (tpd)	226	210	8%	226
Days of Operation	88	87	1%	262
Feed Grade Silver - g/t	94	84	12%	96
Feed Grade Gold - g/t	0.461	0.773	-40%	0.576
Feed Grade Copper (%)	0.621	N/A	N/A	0.621
Bulk Concentrate – (dry tonnes)	311	210	48%	734
Bulk Concentrate Grade Silver (kg/t)	4.18	4.80	-13%	5.31
Bulk Concentrate Grade Gold (g/t)	21.17	35.48	-40%	30.68
Bulk Concentrate Grade Copper (%)	18.739	N/A	N/A	18.739
Recovery Silver (%)	70	66	6%	69
Recovery Gold (%)	73	53	38%	67
Recovery Copper (%)	86	N/A	N/A	86
Mill Availability (%)	96.4	89.2	8%	95.8
Total Silver Produced (Kg)	1,301	1,009	29%	3,900
Total Gold Produced (g)	6,589	7,452	-12%	22,545
Total Copper Produced (Kg)	34,919	N/A	N/A	34,919
Total Silver Produced (oz) calculated	41,813	32,436	29%	125,375
Total Gold Produced (oz) calculated	212	239	-11%	725
Total Copper Produced (Lbs) calculated	76,983	N/A	N/A	76,983
Total Silver Eq. Produced (oz) calculated*	67,370	47,374	42%	182,995

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third quarter of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Q3 2014 Circuit 2 Highlights

•	Tonnage processed increased by 9% over the third quarter of 2013. The increase was the result of Circuit 2 being optimized after start-up and commissioning in the previous year.
•
Silver feed grade increased by 12% whereas the gold grade decreased by 40%. The variance in grade was due to the location where the feed was sourced. Copper feed grade increased as payable underground material from the Avino Mine was processed starting in September 2014.

•	Concentrate production increased by 48%, mainly due to the Avino Mine underground feed material.
•	Concentrate grades in copper increased significantly due to the higher copper content in the feed. Silver and gold grade decreased by 13% and 40% respectively.
•	Recoveries of copper, silver and gold increased significantly due to the processing of material taken from underground at the Avino Mine.
•
Silver equivalent ounces produced increased by 42% over the third quarter of 2013 as the copper produced in September 2014 is a payable metal and has been included in the silver equivalent calculation.

Avino Mine

In February 2012, a long-term royalty agreement was signed to grant mining rights to the main Avino vein to the Company. Mining activities on the Avino vein had been suspended in 2001 due to low metal prices and the closure of a key smelter. Over the past 2 years, the Company has worked to re-open the Avino Mine completing all necessary underground rehabilitation work and modifications to Circuit 3 in the processing plant. As of the date of this MD&A, the Company estimates a capital expenditure budget of approximately $10 million, of which approximately $9.5 million has been incurred, to re-open the mine, re-configure the mill, purchase mining equipment, and build a new tailings storage facility.

Avino Mine Expansion

As of September 1, 2014, new material from underground at the Avino Mine was being tested using mill Circuit 2 at a rate of 250 TPD. When operations resume at full capacity, the Company will use an existing re-furbished 1,000 TPD circuit (Circuit 3) to process the Avino Mine material, and expects to process similar material at a similar rate as it did prior to closure in 2001. Between 1998 and 2000, prior to suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper.

The reader is cautioned that no feasibility study has been completed based on mineral reserves. The Company is proceeding with operations at the Avino Mine based on mineral resources that are not mineral reserves, and do not have demonstrated economic viability.

To resume underground advancement at the Avino Mine, the existing underground workings had to be de-watered. The dewatering process was completed in May 2014. The process lasted for a total of 482 days, and successfully removed 1,013,069 cubic metres of acidic water which was then treated for the removal of base metals using lime. The treated water, which met agricultural standards for discharge, was used for mill processes and the excess was gravity fed to the Company-built La Caricol dam; sludge from the water treatment plant was disposed of in the tailings storage facility.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Since dewatering the mine, Avino has hauled out a total of 33,782 tonnes of material from the underground mine workings (up to November 11, 2014). Samples of blasted mill feed material left underground prior to the mine shutting down 13 years ago have been assayed at the mine site laboratory and the analytical results indicate they are higher in grade than the historic stockpile material previously being processed by mill Circuit 2. Concentrate produced from this underground feed material will be used for the solicitation of proposals from various trading firms who have expressed interest in buying the concentrate.

To date the average feed rate is approximately 226 dry metric tonnes per day. During this initial testing period, process conditions are being fine-tuned and optimized for the recoveries of copper, silver and gold. In addition, the concentrate grade is being targeted for at least 20% copper to maximize smelter returns.

Daily plant control assays are being carried out at the mine site lab using the fire assay method for gold and high grade silver and the atomic absorption (AA) method for copper and low grade silver. Samples of the feed, tails and concentrate are sent to Inspectorate for independent check assays.

Underground mining operations have also re-commenced at the Avino Mine. Full scale mining is now underway at level 11.5 with drifts heading east and west along the vein; the new 1mW Caterpillar diesel generator, jumbo, scoop and air compressor are currently being used in the mining operation. Mining will also proceed on level 12, and the ramp will be extended from level 12.5 to level 17. Stockpiling of development material from mining operations is also underway with plans to feed Circuit 3 on a full time basis starting in the fourth quarter 2014 or early 2015.

Process Plant Expansion

Circuit 3 is on schedule for commissioning in the fourth quarter of 2014. As of the date of this MD&A, the following activities had been completed or were in progress in preparation for the commissioning:

•	Installation of ball mill rubber liners had been completed by personnel from Poligoma using their own equipment and tools with support from Avino's maintenance crew.
•
At the crushing plant, the old product screen was dismantled and a new screen together with feed and discharge chutes were installed; additional structural steel and platforms were included to complete the installation. This work was carried out by FIMSA with assistance from Avino. The crushing plant is now in operation at the expanded capacity for feeding all three milling circuits.

•	Electrical installation of the start/stop switches and wiring for the control system for the thickener has been completed. The thickener is now ready for start-up and commissioning.
•
Construction of a roof over the thickener and filter area had been started with the pouring of the footings for the steel frame. Work will resume once the steel and the cladding materials arrive on site.

Infrastructure

Power Line Construction

Discussions with CFE, the federal electricity commission in Mexico, on the new 34.5kV power line have been completed along with the study covering the proposed location of the towers and power poles. Caterpillar/MAQSA, who have been commissioned to construct the power line to supply power from the CFE grid to mill Circuit 3, have advised the Company that there has been a delay with the permit for the construction of the power line due to changes in personnel in CFE’s office following a recent election. The new schedule calls for completion of the power line sometime in February 2015 providing there are no further delays in the permitting process or with the landowners affected by the power line. Ongoing discussions with the land owners and ejidos have been amicable.

In October 2014, the CFE informed the Company that it had completed internal upgrades to several transformers that would enable them to provide Avino with enough grid power to operate all 3 mill circuits and both underground operations in the interim period before the new power line has been completed. As such, Avino has decommissioned the diesel generator that had previously been powering mill Circuit 2. As of the date of this MD&A, the Avino Mine underground operation was still using diesel generated power. Plans to link the Avino Mine underground operation to the property’s internal energy grid are underway.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

New Tailings Facility

A study to provide engineering services for the new tailings facility has been completed and submitted for comment. Once complete, the report will be submitted in support of our permit application and the design will be used as the basis of the construction cost estimate to build the new tailings facility. The report includes designs for a tailings dam, proposals for a water reclamation system, and the anticipated amount of fill material required for a capital cost estimate.

Condemnation drilling and trenching for test samples has been completed with no significant findings; there was no sign of mineralization in the drill core.

Avino Mine Oxide Tailings Resource

The oxide and sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

On July 19, 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino’s independent engineering consultant, and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino’s website or on SEDAR.

The existing tailings facility is presently being used in connection with the operation of circuits 1 and 2, and the Company also plans to make use of the facility when Circuit 3 comes on line. The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report.

2014 Drill Program

In a news release dated June 5, 2014, Avino announced the commencement of its 2014 drill program. As of the date of this MD&A, Avino had completed 2,971 metres of drilling out of a planned 4,000 metres both above and below surface around the San Gonzalo Mine.

Termination of El Laberinto Option

On July 28, 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”) was terminated. The agreement had provided for Endeavour to earn up to a 75% interest in the Company’s El Laberinto property by incurring exploration expenditures of US$3,000,000 and making option payments of US$200,000 through July 30, 2016. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Qualified Person(s)

Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Financial Highlights

Acquisition of Bralorne Gold Mines Ltd.

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company does not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% legal and beneficial interest in the Bralorne gold mine project in British Columbia.

On October 20, 2014, this arrangement was completed. Under the terms of the arrangement agreement, Bralorne shareholders received 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share, and with any unexercised options being cancelled in connection with the arrangement. Based on the 28,513,844 Bralorne shares outstanding at the time of closing, and the 9,679,149 Bralorne shares already held, the Company issued 2,636,845 common shares to complete the acquisition of Bralorne. As of October 20, 2014, 100% of Bralorne’s assets, liabilities, and net income (loss) will be included in the consolidated financial statements of the Company.

Mexican Tax Reform

In 2013, a new income tax law was enacted in Mexico (“Mexican Tax Reform”), which became effective January 1, 2014. The Mexican Tax Reform contains many new provisions that will or may affect the Company immediately or in the future as follows:

•	A new environmental duty of 0.5% of gross income from the sale of silver and gold;
•
A new 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions, and depreciation and depletion), less exploration expenses;

•	Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
•	Elimination of the Business Flat Tax (“IETU”);
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

•	Reduction of deductibility for various employee fringe benefits; and
•
A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value, but no corresponding tax value, for the purposes of the royalty. For the nine months ended September 30, 2014, the Company recognized an accounting charge to the statement of operations of $242,743 in respect of this royalty. The Company is currently evaluating tax planning strategies that may have the potential to mitigate certain income tax effects related to its activities. The ultimate impact of such strategies, if and when implemented, is subject to final determination by the relevant taxation authorities.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;

2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;

3.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;

4.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and

5.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost of silver equivalent ounce production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the nine months ended September 30, 2014 and the nine months ended September 30, 2013, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased, refurbished, or was otherwise not subject to sustained use within the most recent two fiscal years. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

	2014			2013
San Gonzalo	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,205,694	$2,278,459	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Stock-based compensation	(59,400)	-	-	-	-	-	-
Depletion and depreciation	(303,674)	(297,776)	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	1,842,620	1,980,683	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Silver equivalent ounces sold	196,433	235,308	236,578	165,060	157,845	207,798	149,321
Cash cost per silver equivalent ounce	$9.38	$8.42	$8.62	$9.81	$5.72	$9.15	$14.77

During the quarter, the cash cost per ounce at San Gonzalo increased by approximately $0.96 as a result of a lower number of AgEq ounces sold.

	2014			2013
Avino Stockpiles	Q3	Q2	Q1	Q4	Q3	Q2
Cost of sales	$788,441	$514,534	$632,244	$597,890	$476,553	$381,905
Depletion and depreciation	(22,130)	(42,846)	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	766,311	471,688	591,635	584,636	432,686	374,592
Silver equivalent ounces sold	55,321	47,500	68,933	29,516	36,745	27,698
Cash cost per silver equivalent ounce	$13.85	$9.93	$8.58	$19.81	$11.78	$13.52

During the quarter the Company realized an increase of approximately $3.92 per AgEq ounce. The increase in costs reflects lower feed grades of silver during the immediate preceding quarter.

In February 2014, the Company negotiated preferable terms in a new agreement with a concentrate trading firm. The terms reflect lower treatment charges, higher payables for gold and silver in addition to payment for metals not previously “payable” in prior periods.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	2014			2013
Consolidated	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,994,135	$2,792,993	$2,934,125	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	-	-	-	-	-	-
Depletion and depreciation	(325,804)	(340,622)	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,608,931	2,452,371	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Silver equivalent ounces sold	251,754	282,808	305,511	194,576	194,590	235,496	149,321
Cash cost per silver equivalent ounce	$10.36	$8.67	$8.61	$11.32	$6.86	$9.66	$14.77

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

	2014			2013
San Gonzalo	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,205,694	$2,278,459	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Stock-based compensation	(59,400)	-	-	-	-	-	-
Depletion and depreciation	(303,674)	(297,776)	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	1,842,620	1,980,683	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Operating and administrative expenses	1,277,911	789,974	1,057,017	733,178	1,096,434	791,369	1,151,904
Depreciation	(2,762)	(13,441)	(12,292)	(143)	(148)	(142)	(172)
Share-based payments	(701,102)	(3,163)	(6,752)	(14,846)	(339,230)	(179,753)	(281,913)
Cash operating cost	2,416,667	2,754,053	3,076,998	2,336,737	1,659,562	2,512,138	3,075,270
Silver equivalent ounces sold	196,433	235,308	236,578	165,060	157,845	207,798	149,321
All-in sustaining cash cost per silver equivalent ounce	$12.30	$11.70	$13.01	$14.16	$10.51	$12.09	$20.60

	2014			2013
Avino Stockpiles	Q3	Q2	Q1	Q4	Q3	Q2
Cost of sales	$788,441	$514,534	$632,244	$597,890	$476,553	$381,905
Depletion and depreciation	(22,130)	(42,846)	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	766,311	471,688	591,635	584,636	432,686	374,592
Operating and administrative expenses	203,388	176,345	260,517	140,280	168,429	165,836
Depreciation	(440)	(3,000)	(3,029)	(29)	(23)	(30)
Share-based payments	(111,585)	(706)	(1,664)	(2,840)	(52,111)	(37,669)
Cash operating cost	857,674	644,327	847,459	722,047	548,981	502,729
Silver equivalent ounces sold	55,321	47,500	68,933	29,516	36,745	27,698
All-in sustaining cash cost per silver equivalent ounce	$15.50	$13.56	$12.29	$24.46	$14.94	$18.15

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	2014			2013
Consolidated	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,994,135	$2,792,993	$2,934,125	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	-	-	-	-	-	-
Depletion and depreciation	(325,804)	(340,622)	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,608,931	2,452,371	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Operating and administrative expenses	1,481,299	966,319	1,317,534	873,458	1,264,863	957,205	1,151,904
Depreciation	(3,202)	(16,441)	(15,321)	(172)	(171)	(172)	(172)
Share-based payments	(812,687)	(3,869)	(8,416)	(17,686)	(391,341)	(217,422)	(281,913)
Cash operating cost	3,274,341	3,398,380	3,924,457	3,058,784	2,208,543	3,014,867	3,075,270
Silver equivalent ounces sold	251,754	282,808	305,511	194,576	194,590	235,496	149,321
All-in sustaining cash cost per silver equivalent ounce	$13.01	$12.02	$12.85	$15.72	$11.35	$12.80	$20.60

For the three months ended September 30, 2014, the Company experienced an increase in consolidated all-in cash cost per AgEq ounce from $12.02 in the three months ended June 30, 2014 to $13.01 for the three months ended September 30, 2014. The Company continues to review its expenditures, and is implementing cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo mine by increasing the size of its team of professionals in Mexico who have significant experience in mining and processing operations.

In April 2013, the Company began processing Avino stockpile material through its refurbished Circuit 2 which has a processing capacity of 250 TPD. The cost to process this material in the three months ended September 30, 2014 was $15.50 which is slightly higher than all-in sustaining costs of $13.56 for the three months ended June 30, 2014. The increase in costs is primarily due to lower feed grades for silver and higher prices paid for fuel and electricity. The Company transitioned from processing material sourced from the historical Avino stockpiles on September 1, 2014, when it began using Circuit 2 to process pre-commissioning material from the re-opened Avino Mine.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine Months Ended September 30,
	2014	2013
Operating cash flows before movements in working capital	$3,824,341	$4,358,364
Weighted average number of shares outstanding
Basic	31,521,145	27,382,576
Diluted	32,611,312	27,901,978
Cash Flow per Share – basic and diluted	$0.12	$0.16

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Working Capital

	September 30, 2014	December 31, 2013
Current assets	$16,387,392	$8,146,912
Current liabilities	(4,602,323)	(2,196,172)
Working Capital	$11,785,069	$5,950,740

Results of Operations

Summary of Quarterly Results

	2014	2014	2014	2013	2013	2013	2013	2012
Period ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$4,704,213	$5,104,921	$5,774,127	$3,831,123	$3,821,622	$4,951,952	$3,490,004	$2,255,376
Earnings (Loss) for the period	787,805	(87,097)	1,344,316	(1,625,762)	938,694	1,447,301	87,978	173,660
Earnings (Loss) per Share - basic	0.02	(0.00)	0.05	(0.06)	0.03	0.05	0.00	0.01
Earnings (Loss) per Share - diluted	0.02	(0.00)	0.04	(0.06)	0.03	0.05	0.00	0.01
Total Assets	$53,291,603	$49,773,734	$48,358,440	$34,552,245	$30,848,797	$29,928,165	$28,114,436	$26,191,608

•
Revenue in Q3 2014 was slightly lower than that of Q2 2014 as a result of lower metals prices and due to re-allocating capacity from Circuit 2 to processing new Avino material for commissioning purposes. Revenue in Q1 2014 was higher than the previous quarters due to higher grades, better recoveries, and better contract terms with trading firms. Revenue in Q4 2012 was slightly lower than each of the subsequent quarters as there were only two months of production available for sale. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company’s San Gonzalo mine.

•
Earnings in Q4 2013 were significantly lower due to non-cash deferred income tax expense of $2,342,453 relating primarily to the effects of the reforms to Mexican tax legislation including the creation of the 7.5% mining royalty. Earnings in Q2 2014 were impacted by a significant foreign exchange loss and a substantial unrealized loss related to the increase in the estimated fair value of the Company’s warrant liability. In Q3 2014, these effects were largely reversed due to favourable movements in exchange rates and in market variables used to value the warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Three months ended September 30, 2014 compared with the three months ended September 30, 2013.

	2014	2013	Notes
Revenue from Mining Operations	$4,704,213	$3,821,622	1
Cost of Sales	2,994,135	1,498,405	2
Mine Operating Income	1,710,078	2,323,217
Operating Expenses
General and administrative expenses	668,612	873,522	3
Share-based payments	812,687	391,341	4
Operating earnings	228,779	1,058,354
Other Items
Fair value adjustment on warrant liability	690,672	-	5
Foreign exchange gain (loss)	395,999	(64,926)	6
Interest and other income	15,644	3,510
Accretion of reclamation provision	(33,453)	-
Mineral property option income	-	30,000	7
Share of net loss of equity investee	(90,944)	-	8
Unrealized loss on investments in related companies	(5,268)	(1,244)
Unrealized gain (loss) on investments	2,500	4,000
Net Income Before Income Taxes	1,203,929	1,029,694
Income Taxes
Current income tax expense	(374,239)	-	9
Deferred income tax expense	(41,885)	(91,000)	9
Net Income	$787,805	$938,694	10

Earnings per Share
Basic	$0.02	$0.03	10
Diluted	$0.02	$0.03	10

1.
Revenues for the three months ended September 30, 2014 were $4,704,213 compared to $3,821,622 for the three months ended September 30, 2013. The increase of $882,591 is due to higher grades and recovery rates in the current period. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles for the three months of the comparative period and for two months of the current period.

2.
For the three months ended September 30, 2014, cost of sales was $2,994,135 compared with $1,498,405 for the three months ended September 30, 2014. The increase of $1,495,730 is due to a revision to the life of the San Gonzalo Mine causing an increase in depletion expense and to a reclassification of certain current period expenses related to mining activities. Further, the Company now accrues a 0.50% environmental royalty on gross revenues as the result of the new Mexican tax legislation that was introduced earlier this year. The Company also paid slightly higher prices for fuel and electricity.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

3.
General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the three months ended September 30, 2014 general and administrative expenses were $668,612 compared to $873,522 for the three months ended September 30, 2013. The decrease of $204,910 is mainly due to a reclassification of certain current period expenses related to mining activities.

4.
Share-based payments for the quarter ended September 30, 2014 were $812,687 compared to $391,341 for the quarter ended September 30, 2013, an increase of $421,346. Share-based payments for 2014 relate to the issuance of 855,000 stock options in September 2014, while the share-based payments expense in 2013 related to the re-pricing of previously-issued stock options.

5.
The fair value adjustment on warrant liability relates to the issuance of U.S. dollar denominated warrants in connection with the brokered private placement in February 2014. The warrants are re-valued each reporting period and the value fluctuates with changes in variables under the Black-Scholes model.

6.
Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company’s net monetary U.S. dollar assets.

7.
 In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp., which was terminated in July 2014. The Company received an option payment under the agreement during the comparative period.

8.
 During the three months ended September 30, 2014, the Company acquired an additional 9.5 million common shares of Bralorne Gold Mines Ltd. (“Bralorne”), for a total of 9,679,149 common shares of Bralorne. This acquisition increased the Company’s holdings in Bralorne to approximately 34%, resulting in Bralorne becoming an equity investee of the Company with the Company reflecting approximately 34% of Bralorne’s net loss in its financial statements. On October 20, 2014, the Company completed the acquisition of the remaining shares of Bralorne it did not already own and Bralorne became a 100% owned subsidiary of Avino.

9.
Current income tax of $374,239 in the three months ended September 30, 2014 compared to $nil in the three months ended September 30, 2013. The increase reflects the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in previous interim periods.

10.
As a result of the foregoing, net income for the quarter ended September 30, 2014 was $787,805, a decrease of $150,889 compared to the quarter ended September 30, 2013. The decrease in income has decreased basic and diluted earnings per share from $0.03 to $0.02.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013:

	2014	2013	Notes
Revenue from Mining Operations	$15,583,261	$12,263,578	1
Cost of Sales	9,168,088	6,561,115	2
Mine Operating Income	6,415,173	5,702,463
Operating Expenses
General and administrative expenses	2,428,653	2,483,297
Share-based payments	824,972	890,676
Operating earnings	3,161,548	2,328,490
Other Items
Fair value adjustment on warrant liability	983,251	-	3
Foreign exchange gain (loss)	(107,465)	315,247	4
Interest and other income	20,626	48,220
Accretion of reclamation provision	(98,144)	-
Mineral property option income	-	69,500	5
Share of net loss of equity investee	(90,944)	-	6
Unrealized loss on investments in related companies	(2,445)	(107,983)	7
Unrealized gain (loss) on investments	15,000	(3,500)
Net Income Before Income Taxes	3,881,427	2,649,974
Income Taxes
Current income tax expense	(1,182,369)	-	8
Deferred income tax expense	(654,034)	(176,000)	8
Net Income	$2,045,024	$2,473,974	9

Earnings per Share
Basic	$0.06	$0.09	9
Diluted	$0.06	$0.09	9

1.
Revenues for the nine months ended September 30, 2014 were $15,583,261 compared to $12,263,578 for the nine months ended September 30, 2013. The increase of $3,319,683 is due to higher grades and recovery rates during 2014. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles for the nine months of the comparative period and for eight months of the current period.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

2.
Total cost of sales for the nine months ended September 30, 2014 was $9,168,088 compared to $6,561,115 in the comparative period. The increase of $2,606,973 is due to a revision to the life of the San Gonzalo Mine causing an increase in depletion expense and to a reclassification of certain current period expenses related to mining activities. Further, the Company now accrues a 0.50% environmental royalty on gross revenues as the result of the new Mexican tax legislation. The Company also paid slightly higher prices for fuel and electricity.

3.
The fair value adjustment on warrant liability relates to the issuance of U.S. dollar denominated warrants in connection with the brokered private placement in February 2014. The warrants are re-valued each reporting period and the value fluctuates with changes in variables under the Black-Scholes model.

4.
Foreign exchange gains or losses result from transactions in currencies other than Canadian dollars. During the nine months ended September 30, 2014, the Company raised a significant amount of financing in U.S. dollars at a time when the U.S. dollar was comparatively stronger than the rates in effect at the end of the period, resulting in substantial portion of the reported foreign exchange loss.

5.
In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp., which was terminated in July 2014. The Company received an option payment under the agreement during the comparative period, and also received option payments related to its Eagle property in the Yukon Territory.

6.
 During the nine months ended September 30, 2014, the Company acquired an additional 9.5 million common shares of Bralorne Gold Mines Ltd. (“Bralorne”), for a total of 9,679,149 common shares of Bralorne. This acquisition increased the Company’s holdings in Bralorne to approximately 34%, resulting in Bralorne becoming an equity investee of the Company with the Company reflecting approximately 34% of Bralorne’s net loss in its financial statements. On October 20, 2014, the Company completed the acquisition of the remaining shares of Bralorne it did not already own and Bralorne became a 100% owned subsidiary of Avino.

7.
During the nine months ended September 30, 2014, the Company had an unrealized loss on investments in related companies of $2,445 compared to an unrealized loss of $107,983 for the nine months ended September 30, 2013. Investments in shares of other companies are measured at the fair value of these shares in the open market, and the share prices fluctuate considerably.

8.
Current income tax of $1,182,369 in the nine months ended September 30, 2014 compared to $nil in the nine months ended September 30, 2013. The increase reflects the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in the current period.

Deferred income tax expense was $654,034 for the nine months ended September 30, 2014, compared to $176,000 in the comparative period. The increase of $478,034 is primarily due to the utilization of non-capital loss carry forwards as a result of taxable income earned by the Company’s Mexican subsidiaries during the period.

9.
 As a result of the foregoing, net income for the nine months ended September 30, 2014 was $2,045,024, a decrease of $428,950 compared to the nine months ended September 30, 2013, and a decrease in basic and diluted earnings per share from $0.09 for the nine months ended September 30, 2013 to $0.06 for the nine months ended September 30, 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the re-opening of the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below:

Intended Use of Proceeds	Actual Use of Proceeds

On December 20, 2012, the Company announced that it had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$382,999 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $1,352,715 and acquired property and equipment of $4,681,846 during the nine months ended September 30, 2014. The Company also acquired an equity interest in the Bralorne gold mine property during the period for $2,660,000 and intends to continue to develop the property, subject to market conditions and the ability to continue to obtain suitable development financing.

In July and August 2014, and up to the date of this MD&A, the Company had received gross proceeds of US$638,642 in connection with a brokered at-the-market prospectus offering. The Company intends to use the proceeds to acquire and develop the Bralorne mine, to advance the exploration and development of the Avino property including its operations and production, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Discussion and analysis relating to the Company’s liquidity as at September 30, 2014 and December 31, 2013 is as follows:

Statement of Financial Position

	September 30, 2014	December 31, 2013
Cash and Cash Equivalents	$8,823,969	$3,839,595
Working Capital	11,785,069	5,950,740
Accumulated Deficit	(26,393,501)	(28,502,464)

Cash Flow

	September 30, 2014	September 30, 2013
Cash generated by operating activities	$2,420,031	$3,733,699
Cash generated by financing activities	11,062,915	3,910
Cash used in investing activities	(8,694,561)	(3,268,285)
Increase in cash and cash equivalents	4,788,385	469,324
Effect of exchange rate changes on cash and cash equivalents	195,989	(206,616)
Cash and cash equivalents, beginning of the period	3,839,595	4,035,985
Cash and cash equivalents, end of period	$8,823,969	$4,298,693

Operating Activities:

Cash generated by operating activities for the nine months ended September 30, 2014 was $2,420,031 compared to cash generated by operating activities of $3,733,699 for the nine months ended September 30, 2013. Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $11,062,915 for the nine months ended September 30, 2014 compared to $3,910 in the nine months ended September 30, 2013, an increase of $11,059,005. Cash provided by financing activities for the nine months ended September 30, 2014 relates to the issuance of common shares and units in three brokered share offerings and upon the exercising of stock options. During the nine months ended September 30, 2014, the Company issued common shares and units in brokered offerings generating net cash flows of $11,652,744 (2013 – $nil), and employees, consultants, and directors exercised stock options generating cash flows of $299,312 (2013 – $254,358). During the nine months ended September 30, 2014, the Company also made finance lease payments of $889,141 (2013 - $250,448).

Investing Activities:

Cash used in investing activities for the nine months ended September 30, 2014 was $8,694,561 compared to $3,268,285 for the nine months ended September 30, 2013. Cash used in investing activities during the nine months ended September 30, 2014 includes cash expenditures of $4,681,846 (2013 - $2,355,147) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino stockpile operation. In addition, the Company acquired equipment to refurbish Circuit 3 and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under finance leases. During the nine months ended September 30, 2014, the Company also incurred cash expenditures of $1,352,715 (2013 - $913,138) on exploration and evaluation activities relating to the Avino Mine, and purchased a 33.3% equity interest in Bralorne Gold Mines Ltd. for $2,660,000.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30, 2014	September 30, 2013
Salaries, benefits, and consulting fees	$755,711	$635,307
Share‐based payments	594,000	420,450
	$1,349,711	$1,055,757

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At September 30, 2014, the Company had made advances to Oniva International Services Corp. of $186,371 (December 31, 2013 - $115,507). At September 30, 2014 and December 31, 2013 the following amounts were due to related parties:

	September 30, 2014	December 31, 2013
Directors	$22,397	$11,870
Bralorne Gold Mines Ltd.	21,638	-
Oniva International Services Corp.	135,458	135,458
Sampson Engineering Inc.	-	1,840
Jasman Yee & Associates, Inc.	5,544	5,040
Wear Wolfin Design	-	2,625
	$185,037	$156,833

(c)	Other related party transactions

The Company owns a 16.67% interest in Oniva International Services Corp. (“Oniva”), a private company with common management, which provides office and administration services to the Company. The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. The transactions with Oniva during the period are summarized below:

	September 30, 2014	September 30, 2013
Salaries and benefits	$238,886	$217,826
Office and miscellaneous	266,347	227,802
	$505,233	$445,628

In the normal course of operations, the Company transacts with companies related to Avino’s directors and officers. During the nine months ended September 30, 2014, the Company recorded consulting fees of $58,442 (September 30, 2013 - $57,974) from a company controlled by a director, and financial consulting fees of $22,500 (September 30, 2013 – $22,500) from a company related to a director.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, unsecured, and have no stated terms of repayment.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, loan receivable, due to and due from related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables, because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company is also exposed to a significant concentration of credit risk with respect to its loan receivable. The Company has not recorded any allowance against its loan receivable because of the nature of the counterparty and the completion of the acquisition of the counterparty subsequent to September 30, 2014.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2014, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash and cash equivalents at September 30, 2014 in the amount of $8,823,969 (December 31, 2013 - $3,839,595) in order to meet short-term business requirements. At September 30, 2014, the Company had current liabilities of $4,602,323 (December 31, 2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	September 30, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,071,479	$6,984,810	$6,166,837	$2,508,191
Amounts receivable	-	1,219,537	1,897,963	1,197,766
Accounts payable and accrued liabilities	(14,332,726)	(590,594)	(8,768,980)	(408,427)
Warrant liability	-	(278,926)	-	-
Finance lease obligations	-	(2,562,210)	-	(1,579,402)
Net exposure	(8,261,247)	4,772,617	(704,180)	1,718,128
Canadian dollar equivalent	$(689,319)	$5,345,330	$(57,172)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2014 by approximately $389,778 (December 31, 2013 - $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $283,056 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $101,690 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2014, a 10% change in market prices would have an impact on net earnings of approximately $6,248 (December 31, 2013 - $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at September 30, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$8,823,969	-	-
Investments in related companies	32,477	-	-
Investments in other companies	70,000	-	-
Financial Liabilities
Warrant liability	-	-	$(312,396)
	$8,926,446	-	$(312,396)

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	September 30, 2014	December 31, 2013
Not later than one year	$218,940	$254,017
Later than one year and not later than five years	389,839	364,827
Later than five years	61,412	69,499
	$670,191	$688,343

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014 and July 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective on July 1, 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following accounting standards were issued but not yet effective as of September 30, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at November 12, 2014, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	35,269,942	-	-
Warrants	1,033,059	US$2.87	2.39
Stock options	3,189,857	$0.81 - $1.90	0.29 – 4.97
Fully diluted	39,492,858

The following are details of outstanding stock options as at September 30, 2014 and November 12, 2014:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30/14)	Number of Shares Remaining Subject to Options (November 12/14)
January 14, 2015	$0.81	45,000	45,000
September 10, 2015	$1.05	228,357	228,357
January 18, 2016	$1.02	806, 500	806,500
September 30, 2016	$1.02	700,000	700,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
Total:		3,189,857	3,189,857

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following are details of outstanding warrants as at September 30, 2014 and November 12, 2014:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30/14)	Number of Underlying Shares (November 12/14)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company’s quarterly and annual venture issuer basic certificates.

If the CEO and the CFO were to complete an evaluation of the Company’s DC&P and ICFR as at September 30, 2014 as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the CEO and the CFO would likely conclude that the Company’s ICFR and DC&P were ineffective as at September 30, 2014.

Based on their knowledge of the Company’s ICFR, the CEO and the CFO noted the following material weaknesses:

a)
Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)
Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company’s DC&P and ICFR that occurred during the three months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Events Subsequent to September 30, 2014

Acquisition of Bralorne Gold Mines Ltd. – On October 9, 2014, the shareholders of Bralorne Gold Mines Ltd. (“Bralorne”) voted in favour of the previously announced arrangement whereby Avino will acquire all of the outstanding common shares of Bralorne not already owned by Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. This arrangement was completed on October 20, 2014, and under the terms of the arrangement Avino issued 2,636,845 of its common shares to shareholders of Bralorne on that date.

Operating Demand Loan – In October 2014, the Company entered into a US$2,000,000 operating demand loan facility with a Canadian Schedule I bank. The facility bears interest at the bank’s U.S. base rate plus 0.25% per annum, payable monthly, is due on demand, and is secured by a general security agreement and a US$2,000,000 cash deposit.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 12, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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